UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,719,575**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,719,575**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,575**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 120,000 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,967,808*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,967,808*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 180,000 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,719,575*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,719,575*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,719,575*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 120,000 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,967,808*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,967,808*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,967,808*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 180,000 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,687,383*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,687,383*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IA

* Includes 300,000 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP NO. 002121101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,687,383*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,687,383*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,383*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 300,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP NO. 002121101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Shares”), of A10 Networks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 West Plumeria Drive, San Jose, California 95134.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;
(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II; and
(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)       The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

8

CUSIP NO. 002121101

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,719,575 Shares beneficially owned by Series One is approximately $10,087,240, including brokerage commissions. The aggregate purchase price of the 120,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $5,300, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,967,808 Shares beneficially owned by VSO II is approximately $11,373,729, including brokerage commissions. The aggregate purchase price of the 180,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $7,950, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are meaningfully undervalued. The Reporting Persons are cognizant of the Issuer's financial and share price underperformance despite positive financial attributes of its business - namely nearly 80 percent gross margins and a strong competitive position. The Reporting Persons believe in order for stockholder value to be maximized, the Issuer must pursue one of two paths: either make immediate improvements to its financial model to accelerate profitability, or consider leveraging its unique market position in a consolidating industry to pursue a strategic transaction where the Issuer is acquired by another company. The Reporting Persons note that other companies have rewarded their stockholders by leveraging financial and technological synergies to drive greater scale by pursuing strategic alternatives and consolidating into larger corporations. In the nine months ended September 30, 2017, the Issuer has generated over $134 million in gross profit, or 77 percent of revenue, but has been unable to earn an operating profit because of excessive operating expenses that consume all of this gross profit. The status quo is not acceptable and the Reporting Persons are mindful of the upcoming nominating window for the election of directors. The Reporting Persons also believe that Chairman and CEO Lee Chen and other Section 16 officers should immediately terminate their routine 10b5-1 sales which, in the Reporting Persons’ view, do not align to stockholder value creation.

9

CUSIP NO. 002121101

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 70,751,450 Shares outstanding, which is the total number of Shares outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2017.

A.	Series One
(a)	As of the close of business on January 26, 2018, Series One beneficially owned 1,719,575 Shares.

Percentage: 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,719,575
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,719,575

(c)	The transactions in the Shares by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on January 26, 2018, VSO II beneficially owned 1,967,808 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,967,808
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,967,808

(c)	The transactions in the Shares by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP NO. 002121101

C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,719,575 Shares owned by Series One.

Percentage: 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,719,575
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,719,575

(c)	VIEX GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the shares on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,967,808 Shares owned by VSO II.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,967,808
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,967,808

(c)	VSO GP II has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,719,575 Shares owned by Series One and (ii) 1,967,808 owned by VSO II.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,687,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,687,383
(c)	VIEX Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
11

CUSIP NO. 002121101

F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 1,719,575 Shares owned by Series One and (ii) 1,967,808 owned by VSO II.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,687,383
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,687,383
(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Series One and VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 29, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Series One has purchased in over-the-counter market American-style call options referencing an aggregate of 120,000 Shares, which have an exercise price of $2.50 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Series One has sold in over-the-counter market American-style put options referencing an aggregate of 120,000 Shares, which have an exercise price of $7.50 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has purchased in over-the-counter market American-style call options referencing an aggregate of 180,000 Shares, which have an exercise price of $2.50 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO II has sold in over-the-counter market American-style put options referencing an aggregate of 180,000 Shares, which have an exercise price of $7.50 and expire on August 17, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

12

CUSIP NO. 002121101

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC and Eric Singer dated January 29, 2018.

13

CUSIP NO. 002121101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2018

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

14

CUSIP NO. 002121101

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of Common Stock	116,622	6.0408	01/17/2018
Purchase of Common Stock	69,017	6.2400	01/17/2018
Purchase of Common Stock	222,064	6.1546	01/17/2018
Purchase of Common Stock	739,680	6.2846	01/18/2018
Purchase of Common Stock	217,642	6.2880	01/18/2018
Purchase of Common Stock	84,911	6.4938	01/19/2018
Purchase of Common Stock	40,000	6.6356	01/22/2018
Purchase of Common Stock	53,639	6.6828	01/22/2018
Purchase of August 2018 Call Option ($2.50 Strike Price)[1]	800	4.4000	01/22/2018
Sale of August 2018 Put Option ($7.50 Strike Price)[2]	(1,200)	1.3000	01/22/2018
Purchase of Common Stock	10,000	6.8500	01/23/2018
Purchase of August 2018 Call Option ($2.50 Strike Price)[1]	400	4.4500	01/23/2018
Purchase of Common Stock	34,000	6.6788	01/24/2018
Purchase of Common Stock	12,000	6.6900	01/24/2018

VIEX special opportunities fund ii, LP

Purchase of Common Stock	1,109,520	6.2846	01/18/2018
Purchase of Common Stock	326,462	6.2880	01/18/2018
Purchase of Common Stock	127,367	6.4938	01/19/2018
Purchase of Common Stock	60,000	6.6356	01/22/2018
Purchase of Common Stock	80,459	6.6828	01/22/2018
Purchase of August 2018 Call Option ($2.50 Strike Price)[1]	1,200	4.4000	01/22/2018
Sale of August 2018 Put Option ($7.50 Strike Price)[2]	1,800	1.3000	01/22/2018
Purchase of Common Stock	15,000	6.8500	01/23/2018
Purchase of August 2018 Call Option ($2.50 Strike Price)[1]	600	4.4500	01/23/2018
Purchase of Common Stock	51,000	6.6788	01/24/2018
Purchase of Common Stock	18,000	6.6900	01/24/2018

1 Represents American-style call option purchased in the over-the-counter market with an expiration date of August 17, 2018.

2 Represents American-style put option sold in the over-the-counter market with an expiration date of August 17, 2018.